
CornProducts
INTERNATIONAL
CERELOSE
DEXTROSE
CAS #50-99-7

020010-102
regular
Corn Products International,


02026155

ANNUAL REPORT

Corn Products International, Inc.

2001


CornProducts
INTERNATIONAL

TABLE OF CONTENTS

Financial Performance 3

Letter to Our Shareholders,
Customers and Employees 4

About Corn Products International, Inc. 7

Management's Discussion and Analysis 15

Reports of Management and Independent Auditors 23

Financial Statements 24

Notes to Consolidated Financial Statements 28

Supplemental Financial Information 49

Corporate Information 51

Shareholder Information Back Cover

It All Starts Here...



We Produce
a Full
Line of
Sweeteners,
Starches
and
By-products.
Dry Dextrose
Liquid Dextrose
High Fructose Corn Syrup
Glucose/Corn Syrup
Glucose/Corn Syrup Solids
Maltose
Maltodextrin
Dextrin
Sorbitol
Caramel Color
Regular Corn Starch
Modified Corn Starch
Waxy Starch
Refined Corn Oil
Crude Corn Oil
Gluten Meal
Germ/Germ Meal

& Ends up Everywhere

Colombia
BRAZIL New Zealand Philippines Russia
Portugal Zimbabwe Saudi Arabia
United States HONDURAS Guyana
England ARGENTINA Israel
Costa Rica St. Lucia Taiwan South Africa
Federal Republic of Yugoslavia Paraguay Bolivia Australia
PAKISTAN Panama Uruguay
HOLLAND Netherlands Scotland
Belgium ECUADOR Jamaica
Thailand Ireland MALAYSIA
Guatemala
Norway SPAIN
Lebanon KENYA CHILE
JAPAN Italy South Korea
China/Hong Kong Egypt MEXICO
Germany INDIA Bulgaria
Austria El Salvador
Venezuela CANADA
Indonesia Dominican Republic Singapore


Intravenous Solutions
Wallboard
Pies & Cakes
Corrugated Boxes
Adhesives
Peanut Butter
Salad Dressings
Sports Drinks
Vitamins
Antibiotics
Candy
Pet Foods
Jellies
Textiles
Prepared Meats
Paint
Leather
Frozen Desserts
Cookies
Paper
Rubber
Beer
Bread
Sauces
Fruit Juices
Cereals
Ice Cream
Pickles
Charcoal
Baby Powder
Canned Fruit
Canned Vegetables
Jams
Syrup
Chewing Gum
Mayonnaise
Soft Drinks
Drink Mixes
Our products are used in an extraordinary range of applications and industries.

Restore US Profits

Improve Return on Equity

Reduce Working Capital

Pay Down Debt

Above captions reflect "Our 2002 Plans" on page 4.



(in millions, except per share amounts)

OPERATING RESULTS	2001[a]	2000[b]	1999
Net sales	$ 1,887	$ 1,865	$ 1,735
Operating income	166	156	157
Net income	57	48	74
Net income before special items	53	61	74
BASIC AND DILUTED EARNINGS PER SHARE			
Earnings per share	1.60	1.35	1.98
Earnings per share before special items	1.50	1.72	1.98
BALANCE SHEET AND OTHER DATA			
Capital expenditures	94	143	162
Total assets	2,227	2,339	2,217
Total debt	756	720	544
Stockholders' equity	857	960	1,030

[a] 2001 includes a one-time, value-added tax refund and non-recurring charges that net to income of $0.10 per share.

[b] 2000 includes charges of $20 million ($13 million after tax, or $0.37 per share) for a workforce reduction program.


Net Sales
(in millions)
'01 $1,887
'00 $1,865
'99 $1,735
'98 $1,448
Operating Income
(in millions)
'01 $166
'00 $156
'99 $157
'98 $84
Net Income
(in millions)
'01 $57
'00 $48
'99 $74
'98 $43
Earnings Per Share
'01 $1.60
'00 $1.35
'99 $1.98
'98 $1.18



TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES,

February 2002 marked my first full year as chairman of Corn Products International, Inc. Last year was a challenging year for the Company, given the difficult economic environment worldwide and the significant foreign exchange declines we faced. Despite these global conditions and our disappointing earnings per share (EPS), the Company made progress in a number of areas.

Our 2001 Performance

For 2001, net sales of $1.89 billion were 1 percent ahead of the prior year's $1.87 billion. Before special items for both years, net income was $53 million compared with $61 million, and EPS were $1.50 compared with $1.72.

In spite of the difficulties worldwide, we achieved total volume growth just under 4 percent—an important fundamental in our business. In North America, prices for sweeteners remained depressed and the recession affected our business performance. However, our US joint marketing company, CornProductsMCP Sweeteners LLC, commenced operations to better serve our customer base with coordinated marketing and logistics. In South America, we delivered strong year-over-year volume growth, despite the weak economic conditions in Argentina and Brazil. In Asia/Africa, we expanded our business with the addition of our new operation in Thailand.

Our 2002 Plans

Our top priority is to increase the return on our shareholders' investment. Our target is to exceed our cost of capital within the next few years. We project this will result in a return on equity of 10-to-12 percent. We expect to achieve this by restoring US profitability to acceptable levels in two to three years; strengthening our number one positions in the countries where we are the leader; and, improving our delivered cost positions throughout our world.

Another high priority for Corn Products International this year is to pay down debt. In order to achieve this, we have formed a special project team to help us decrease working capital. We are also looking to reduce non-core assets. Early this year, we sold our US enzyme facility, freeing up capital and strengthening our balance sheet. These actions will provide our shareholders with what we believe is a higher return on our assets.

We were faced with two obstacles as the year opened. On January 1, 2002, the Mexican Congress passed a confiscatory value-added tax on beverages sweetened with high fructose corn syrup (HFCS). As a result of this tax, we suspended production of HFCS-55 at our San Juan del Rio plant in Mexico. The Company is working diligently through all available channels to correct the problem.

On January 6, 2002, the Argentine government devalued its currency in an effort to lift its economy out of a 42-month recession. We addressed the devaluation on our balance sheet and recorded a charge against 2001 earnings. The devaluation will also have an impact in 2002. Historically, product price adjustments lag devaluation; therefore, it is difficult to predict earnings recovery timing at this point. We believe that our leading position, the replacement value of our production assets and our decades long, demonstrated success in South America make this a good ongoing business.

In the United States, we have negotiated improved sweetener and starch prices for this year, and expect this trend to continue. We have also taken steps to reduce cost and improve productivity in this very important business within our North American region.

Going forward, we project organic growth from our core business, new product introductions and additional multi-regional or global alliances. We are targeting Asia for expansion and have recently invested in Thailand, as we predict significant demand growth in starch-based products. We will focus on productivity gains and improved margins, with specific concentration on cash generation. Our capital expenditures are expected to remain at about 2001 levels.

We have updated our strategy to incorporate more fully our core capabilities.

- Restore US performance.
- Expand product portfolio through multi-regional alliances and ventures.
- Grow strong geographic positions.
- Selectively grow base business.

Our Focus

Your management team is committed to earnings' growth and strong cash flow generation. We believe that the implementation of our business strategy and our dedication to low delivered costs in the countries in which we operate are the key elements to building wealth for our shareholders.

Our Company's values are the cornerstone of our business. To assure strategic alignment among our worldwide employees and to reinforce our mission and values, we have established an employees-only corporate web site and Company newspaper. Further, I conduct a live conference call each quarter with employees throughout our world, providing an update on our business progress.

This past year I traveled throughout our world—meeting with many stakeholders in our business: employees, customers, investors and government representatives in the many countries in which we operate. It is the dedication and talent of our people, our board of directors, and the confidence of you, our shareholders, that create a bright future for our Company. On behalf of our employees, thank you for your investment in our future.

The balance of our Annual Report provides a complete overview of our Company.

Samuel C. Scott III
Chairman, President and Chief Executive Officer


Geographic Diversity
Modern Facilities
Quality People
Cultural Understanding

Our Company

For much of the world—

You may not know us, but you use our products every day.

We are in your food and clothing. We are in the paper you write on, the boxes you pack and the wallboard used to build your homes and offices.

We are your local supplier of sweeteners and starches.

We are your neighbor.

We are Corn Products International, Inc.

Corn Products International, a global and regional leader of corn-refined products, provides sweeteners and starches, key ingredients for nearly 60 industries sold in approximately 70 countries worldwide.

In fact, our Company has been refining corn and other starch-based materials for more than 100 years. We operate 42 plants in 19 countries. The geographic diversity of our operations is a unique strength within the corn-refining industry, and it means we are strategically situated to serve as the local supplier for our customers in many different markets. Our production facilities are among the most modern of any in our industry.

At the heart of our success is the quality and diversity of our people. The global structure of our operations promotes employee exchange across borders and daily interactions among different locations. Our understanding of the different cultures in the countries in which we operate is a core strength.

Throughout the world, we are proud to be a part of our communities. We focus on local issues and opportunities in order to be a good corporate citizen.

North America

South America

Asia/Africa

Strengthening Leadership



OUR GLOBAL HIGHLIGHTS

We are the most global corn refiner.

Corn Products International, Inc. is the only North American corn refiner with full-scale sweetener and starch facilities in all three North American Free Trade Agreement (NAFTA) countries. Our worldwide operations include wholly owned businesses, affiliates and alliances in three regions:

North America
Canada, Mexico and United States

South America
Argentina, Brazil, Chile, Colombia, Ecuador, Uruguay and Venezuela*

Asia/Africa
India*, Japan*, Kenya, Korea, Malaysia, Pakistan, South Africa*, Thailand and Zimbabwe*

In 2001, we strengthened our worldwide leadership through several initiatives:

- Officially launched CornProductsMCP Sweeteners LLC. This US joint marketing company, formed with Minnesota Corn Processors, LLC, now represents about 20 percent of the US high fructose corn syrup (HFCS) capacity. Logistics and marketing costs are being reduced as these functions are folded into one business. Products include HFCS, glucose/corn syrup and certain other liquid and dry products for the US food and beverage industries.

- Expanded the Company's product portfolio, serving our important corrugated box and paper industry customers through two alliances. These customers in the United States and Canada now have a single source for a complete line of carrier starches, resins and additives. In the paper industry, we now supply a full line of cationic starches.

- Acquired a starch business in Thailand that improves our position as a leading producer in our Asia/Africa markets and provides our worldwide customers with an additional close-to-customer location. We began construction in Thailand of a new facility that we believe will be the largest tapioca-processing plant in the world.

- Increased our ownership in the Company's Korean business, Doosan Corn Products Korea, Inc., from 50 percent to 75 percent.

*Alliances

Our Sweeteners

Our sweeteners are used in a large variety of food and industrial ingredients, and include dextrose, glucose, maltose and high fructose corn syrup (HFCS).

Corn Products International, Inc. is the world's largest producer of dextrose, a sugar that comes from starch. In foods, dextrose is a good coating and bulking agent, and it extends shelf life. Dextrose is an important sweetener in chewing and bubble gums. It provides sweetness and improves the color and texture of breads, buns and rolls. Our dextrose is also used in pharmaceuticals, and we manufacture a special grade of dextrose for intravenous solutions.

Glucose/corn syrup not only sweetens products you use every day, it also serves as a preservative, stabilizes the water content of products and adds body, flavor and texture. Juices, flavored syrups, alcoholic beverages, ice cream, meat products, desserts and candies contain our glucose/corn syrup. Maltose is a glucose syrup used as an adjunct in the brewing of beer. In many countries, we are the largest producer of maltose syrup.

In many parts of our world, when you reach for a soft drink, the odds are that you will be consuming HFCS. With its ability to provide the same sweetness as sugar, but in liquid form, HFCS is used in many products such as beverages, fruit juices, condiments, processed foods, jams and jellies. Various formulations of HFCS extend the shelf life, prevent crystallization, add body and enhance the flavor of many products.


About Corn Products International, Inc.

Dextrose

Glucose/Corn Syrup

Maltose

HFCS

Industrial Starch

Food Starch

Corn Oil

Corn Gluten Meal

Our Starches

Depending on where you live, when you open a corrugated box, pick up a piece of paper or put powder on your baby or yourself, there is a good chance these products are manufactured using one of the many starch products from our Company.

And, it just might be a value-added starch product. At Corn Products International, Inc., we are developing innovative, modified starches for the paper and corrugated box industries.

Our industrial starches are used in a wide array of products. They're found in textiles, rubber, adhesives, detergents, cosmetics and much, much more. Our starches help coat, finish, provide bulk and improve the quality of these and other products.

Furthermore, we produce food grade starches. These are often used in many of the same products as our sweeteners—pharmaceuticals, cereals, soups, sauces, confections, beer and baked goods. The applications of our starches in food include dusting, stabilizing, thickening, shaping, binding and many other functions.

Our By-products

Virtually nothing is wasted in the corn-refining process as shelled corn is separated into starch, oil, protein and fiber. In addition to sweeteners and starches, which are made from starch and account for two-thirds of our products, we produce many other products from the non-starch portion of the kernel.

Corn Products International produces corn oil, the highest-value component of the corn kernel. Corn oil is a premium food-grade oil, excellent for frying with its resistance to smoking and discoloration.

In addition, our Company makes several other by-products that are essential to a number of industries. These include important feed products: gluten meal, gluten feed, corn germ meal and condensed fermented corn extractives. Corn gluten meal is a major source of protein for the poultry industry and is valued for its use in pet foods.

Our Mission

The premier regional provider of refined agriculturally based products and ingredients worldwide.

Our Values

Our four values—integrity, excellence, respect and financial success—define and direct every decision we make and every action we take at Corn Products International, Inc.

Integrity – We adhere to a code of conduct, which produces consistently ethical behavior.

Excellence – We do the right things in a superior manner while striving for continuous improvement.

Respect – We deal with and treat others the way we want to be dealt with and treated.

Financial Success – We consistently focus on our business to create economic value today and into the future.

Reinforcing our values is a continuing process. Sam Scott, chairman, president and chief executive officer, conducts live quarterly conference calls with our employees throughout much of the world, including live question-and-answer sessions. Beyond day-to-day dialogue with our people, our management team communicates via our internal web site, our Company newspaper—*The Global Voice* and our leadership development initiatives. These communication programs were started in 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The year 2001 was a challenging year for Corn Products International, Inc. given the difficult economic environment worldwide and local currency weakness in South America and Asia/Africa. Despite these difficulties, however, net income increased from the prior year (which included special charges of $0.37 per diluted common share), significant operating cash flows were generated (although less than last year) and sales volume grew 4 percent, an important fundamental in our business.

In North America, our joint marketing company, CornProductsMCP Sweeteners LLC ("CPMCP"), which we formed with Minnesota Corn Processors, LLC, commenced operations to better serve our customer base. However, selling prices for our products were depressed and the economic recession unfavorably affected our business in the region. This, coupled with higher energy costs and low by-product pricing that began to recover during the year, caused operating income in the region to decline 16 percent. In South America, operating earnings increased 11 percent as we achieved strong year-over-year sales volume growth despite the weak economic conditions in the region. In Asia/Africa, operating income fell 17 percent primarily due to local currency weakness in the region.

Recent Developments and Outlook

In response to political and economic uncertainties in Argentina, the Argentine government established a currency exchange holiday between December 20, 2001 and January 11, 2002. On January 6, 2002, the Argentine government announced a devaluation of its currency and established an "official" exchange rate to be used in settling import/export transactions only. All other transactions are subject to a "free" rate that was initially established with the reopening of a trading market on January 11, 2002.

The devaluation of the Argentine peso gave rise to the recognition of an additional other comprehensive loss of approximately $90 million for 2001, which is included in the accumulated other comprehensive loss account within the stockholders' equity section of the consolidated balance sheet. We also recognized a $7 million foreign currency transaction loss ($4.6 million, net of income taxes) in the fourth quarter of 2001 pertaining to certain US-dollar-denominated import/export bank indebtedness owed by the Argentine subsidiary.

The devaluation of the Argentine currency and other economic and policy developments in Argentina could have an impact on the Company's financial position and operating results in future periods, and such effects could be significant. For example, the Company would recognize an additional foreign currency transaction loss in the event that the settlement rate applicable to the US-dollar-denominated import/export indebtedness of the Argentine subsidiary increases above the current official rate for settlement of these transactions. Additionally, continued weakening of the Argentine peso relative to the US dollar could result in the recognition of additional foreign currency translation losses in accumulated other comprehensive income and a reduction in the Company's total stockholders' equity. It is currently anticipated that local product price increases will lag devaluations, although local operating costs, measured in terms of US dollars, are expected to decline. Given the current situation, we do not expect that the devaluation will have a materially adverse impact on the Company's future financial position, results of operations or cash flows, although no assurance can be given that such expectations will be realized.

On January 1, 2002, the Mexican Congress passed a value-added tax on beverages sweetened with high fructose corn syrup (HFCS). The tax effectively ended the use of HFCS for beverages in Mexico. In response to the imposition of this tax, we suspended production of HFCS-55 at our San Juan del Rio plant, one of four plants we operate in Mexico. Management is seeking a repeal of this tax. However, until the tax is rescinded, we estimate that our 2002 net earnings will be reduced by approximately $0.05 to $0.06 per diluted share per month, reflecting our inability to sell HFCS in Mexico. Management currently expects the tax to be repealed by the end of first quarter 2002. In the event the tax is not repealed, the Company's financial position, as well as its future operating results and cash flows, could be adversely affected.

Based on management's current expectations, including those described above, management believes that 2002 net income will improve from the past year.

RESULTS OF OPERATIONS

2001 compared to 2000

Net income. The Company reported net income of $57 million, or $1.60 per diluted common share, for the year 2001, as compared to $48 million, or $1.35 per diluted common share, for 2000. The 2001 results include $5.4 million ($3.5 million aftertax) of non-recurring earnings from a tax refund, net of certain one-time charges. The results for 2000 include special charges of $20 million ($13 million aftertax) pertaining to a workforce reduction program ($17.5 million) and the write-off of certain capital projects ($2.5 million). Excluding the non-recurring earnings from the current year results and the special charges recorded in 2000, the Company earned $53 million, or $1.50 per diluted share, in 2001, down from $61 million, or $1.72 per diluted share, in 2000. This decrease principally reflects weaker foreign currencies, higher energy costs and increased financing costs, which more than offset favorable contributions from sales volume growth, improved selling prices and a reduction in minority interest in earnings.

Net sales. Net sales for 2001 grew 1 percent to $1.89 billion from $1.87 billion in 2000, as increased sales in North America more than offset sales declines in South America and Asia/Africa.

Increased volume worldwide and improved price/mix resulted in net sales growth of 4 percent and 3 percent, respectively, which was largely offset by a 6-percent reduction attributable to weaker foreign currencies, particularly in Brazil and Korea. Sales in North America grew 5 percent, reflecting 3-percent volume growth and 2-percent price/mix improvement. Significantly higher volume and improved price/mix in both Canada and Mexico more than offset a volume decline in the United States. South America sales declined 4 percent as currency weakness throughout the region more than offset an 8-percent growth, attributable to increased volume and a 3-percent price/mix improvement. The value of local currencies in relation to the US dollar fell in each country within the region, with the decline in the Brazilian real having the most significant impact. Local currency weakness also caused sales in Asia/Africa to decline in terms of US dollars from last year. Sales in Asia/Africa decreased 5 percent as weaker currencies in Korea, and to a lesser extent in Pakistan, more than offset a 4-percent price/mix improvement and a 2-percent volume growth in the region.

Cost of sales and operating expenses. Cost of sales for 2001 increased 2 percent to $1.59 billion from $1.56 billion in 2000, on sales volume growth of 4 percent. Excluding the effect of non-recurring items, cost of sales increased approximately 3 percent from last year, while gross margins declined to 15 percent from 16 percent in 2000. The reduction in the gross profit margin principally reflects higher energy costs and lower by-product selling prices, particularly during the first half of 2001.

Selling, general and administrative ("SG&A") expenses for 2001 increased to $148 million from $135 million in 2000, due in part to the recording of certain non-recurring costs. Excluding the non-recurring costs, SG&A expenses totaled $143 million, representing 7.6 percent of net sales, up from 7.3 percent in 2000. This increase resulted mainly from higher administrative costs and increased general corporate expenses.

For 2001, earnings from non-consolidated affiliates and other income increased to $15 million from $5 million in 2000, primarily due to the recording of our share of the earnings of CPMCP, our new joint marketing company that is accounted for under the equity method, partially offset by reduced fee and royalty income.

Net sales. A summary of net sales is shown below:

(in millions)	2001	2000	Increase (Decrease)	% Change
North America	$ 1,212	$ 1,157	$ 55	5 %
South America	440	460	(20)	(4)%
Asia/Africa	235	248	(13)	(5)%
Total	**$ 1,887**	**$ 1,865**	**$ 22**	**1 %**

Operating income. Operating income for 2001 increased 6 percent to $166 million from $156 million in 2000. However, excluding the non-recurring earnings recorded in 2001 and the special charges taken in 2000, operating income declined 9 percent to $161 million from $176 million in 2000. The decline in operating income reflects reduced earnings in North America and Asia/Africa of 16 percent and 17 percent, respectively, which more than offset an 11-percent improvement in South America. The decrease in North America resulted primarily from higher energy costs and lower by-product selling prices, particularly during the first half of 2001. The lower results in Asia/Africa principally reflect unfavorable translation effects associated with the previously mentioned currency weakness in the region. South America operating income grew 11 percent as earnings in the Southern Cone of South America almost doubled from 2000, more than offsetting lower operating profits in Brazil.

Financing costs. Financing costs increased to $64 million in 2001 from $54 million in 2000. This increase was primarily due to the recognition of $8 million of foreign currency transaction losses in 2001 ($7 million of which resulted from the previously mentioned devaluation of the Argentine peso), as compared to foreign currency transaction gains of $1 million in 2000. A decrease in capitalized interest and higher average outstanding indebtedness due to acquisition-related borrowings, partially offset by lower weighted average interest rates, also contributed to the increased financing costs.

Provision for income taxes. The Company's effective tax rate was 35 percent for both 2001 and 2000. The tax rates reflect the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States.

Minority interest in earnings. Minority interest in earnings decreased to $9 million in 2001 from $18 million in 2000. This decrease mainly reflects the increase in the Company's ownership interest in Doosan Corn Products Korea, Inc., our Korean affiliate, from 50 to 75 percent, effective January 2001.

Comprehensive loss. The Company recorded a comprehensive loss of $93 million in 2001 compared to a comprehensive loss of $15 million in 2000. The increased loss principally reflects unfavorable currency translation adjustments and, to a lesser extent, net losses of $20 million (net of tax benefits) on cash flow hedges as required by Statement of Financial Accounting Standards No. 133. See also the section hereinafter entitled New Accounting Standards. For 2001, the Company recorded a negative currency translation adjustment of $130 million, compared to negative currency translation adjustments of $63 million and $72 million in 2000 and 1999, respectively. The unfavorable $130 million currency translation adjustment for 2001 primarily reflects the impact of the Argentine currency devaluation and the continued weakness of other local currencies relative to the US dollar, particularly the Brazilian real.

2000 compared to 1999

Net income. The Company reported net income of $48 million, or $1.35 per diluted common share, for the year 2000, as compared to $74 million, or $1.98 per diluted common share, for 1999. The results for 2000 include the

Operating income. A summary of operating income is shown below:

(in millions)	2001	2000	Favorable (Unfavorable) Variance	Favorable (Unfavorable) % Change
North America	$ 62	$ 74	$ (12)	(16)%
South America	68	61	7	11 %
Asia/Africa	45	54	(9)	(17)%
Corporate expenses	(14)	(13)	(1)	(8)%
Total	**$ 161**	**$ 176**	**$ (15)**	**(9)%**
Non-recurring items	5	(20)	25	nm*
Operating income	**$ 166**	**$ 156**	**$ 10**	**6 %**

*nm – not meaningful

previously mentioned special charges of $20 million ($13 million aftertax). Excluding the special charges of $0.37 per diluted common share, 2000 net earnings were $1.72 per diluted common share.

In 2000, the Company changed its inventory costing method in the United States from last-in-first-out (LIFO) to first-in-first-out (FIFO) to establish a uniform inventory costing method for its worldwide operations. Prior year financial statements have been retroactively restated to reflect the change in accounting principle. The decrease in the net income for 2000 primarily reflected lower selling prices for sweeteners in North America, lower selling prices for by-products, higher energy costs worldwide, special charges and increased interest expense and minority interest, which more than offset significantly improved operating results for South America and Asia/Africa.

Net sales. Net sales for 2000 increased 7.5 percent to $1.87 billion from $1.74 billion in 1999, as significant sales increases in South America and Asia/Africa more than offset a 7-percent sales decline in North America.

Worldwide volume improvement resulted in 11-percent sales growth, which more than offset a 4-percent sales reduction due to price/mix. The sales increase for South America included sales contributed from acquired operations in Argentina. Excluding the effect of the acquisition, South America sales increased approximately 13 percent as improved price/mix and volume growth added approximately 15 percent and 2 percent, respectively, while currency translation resulted in a 4-percent reduction. The sales increase for Asia/Africa principally reflected sales contributed from the operations acquired in our December 1999 Korean acquisition. Excluding the effect of the acquisition, Asia/Africa sales were up 2 percent, reflecting slightly improved price/mix and modest volume growth. The sales decrease in North America reflected a 9-percent reduction due to price/mix, with a 2-percent improvement from increased volume.

Cost of sales and operating expenses. Cost of sales for 2000 increased 8 percent from 1999 on sales volume growth of approximately 11 percent. Gross profit for 2000 increased 7 percent from 1999 to $306 million. Driven mainly by growth from the aforementioned acquisitions, gross profits in South America increased 23 percent, while gross profits in Asia/Africa nearly doubled from last year. In North America, gross profits declined 19 percent due to reduced margins resulting from lower product selling prices and higher energy costs. Gross profit margin as a percentage of sales was 16 percent for 2000, unchanged from 1999, as an improvement in Asia/Africa was offset by decreases in North America and South America.

Operating expenses for 2000, which include the previously mentioned $20 million of non-recurring special charges, totaled $155 million. Excluding the special charges, operating expenses increased 1 percent from 1999, primarily reflecting operating expenses of the acquired Korean and Argentine businesses largely offset by reduced North American costs and lower corporate expenses.

Net sales. A summary of net sales is shown below:

(in millions)	2000	1999	Increase (Decrease)	% Change
North America	$ 1,157	$ 1,240	$ (83)	(7)%
South America	460	364	96	26 %
Asia/Africa	248	131	117	89 %
Total	**$ 1,865**	**$ 1,735**	**$ 130**	**7.5 %**

Operating income. Operating income for 2000, including the special charges of $20 million, was $156 million, compared to $157 million in 1999. Excluding the non-recurring special charges, operating income increased 12 percent from 1999, as significant improvement in Asia/Africa and South America operations, driven principally by growth in Korea and Argentina, more than offset a 20-percent decline in North America. The decrease in North America was mainly due to lower average selling prices for sweeteners and by-products, combined with higher energy costs.

Financing costs. Financing costs increased to $54 million in 2000 from $35 million in 1999. This increase was attributable to increased debt levels mainly associated with acquisitions, common stock repurchases and higher weighted average interest rates.

Provision for income taxes. The Company's effective tax rate was 35 percent for both 2000 and 1999. The tax rates reflect the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States. The decrease in the provision for income taxes reflects the lower pretax earnings in 2000 as compared to 1999.

Minority interest in earnings. The increase in minority interest in earnings from $5 million in 1999 to $18 million in 2000 reflects an increase in the minority shareholders' interest and increased earnings from the Korean and Argentine operations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company's total assets were $2.23 billion, down from $2.34 billion at December 31, 2000. Stockholders' equity declined to $857 million at December 31, 2001, from $960 million at December 31, 2000. These decreases primarily reflect unfavorable translation effects resulting from the stronger US dollar in relation to foreign currencies.

At December 31, 2001, the Company had total debt outstanding of $756 million, compared to $720 million at December 31, 2000. The debt outstanding includes $200 million of 8.45-percent senior notes due 2009 and $112 million of affiliate long-term debt. The current portion of long-term debt is $290 million. The Company also has $154 million of affiliate short-term borrowings. The principal source of the Company's liquidity comes from its internally generated cash flow that is supplemented by its ability to raise funds in both the equity and debt markets. The Company currently has a shelf registration statement under which it can issue an additional $400 million of debt. In addition, the Company has a $340 million revolving-credit facility, of which $277 million was drawn as of year end. The Company expects to refinance this facility during 2002. The Company also has $375 million of unused operating lines of credit in various countries in which it operates. The weighted average interest rate on total Company indebtedness was approximately 7.1 percent and 8.4 percent for 2001 and 2000, respectively.

Net cash flows. The Company generated $171 million of operating cash flows in 2001, compared to $188 million last

Operating income. A summary of operating income is shown below:

(in millions)	2000	1999	Favorable (Unfavorable) Variance	Favorable (Unfavorable) % Change
North America	$ 74	$ 93	$ (19)	(20)%
South America	61	49	12	24 %
Asia/Africa	54	29	25	86 %
Corporate expenses	(13)	(14)	1	7 %
Total	**$ 176**	**$ 157**	**$ 19**	**12 %**
Special charges	(20)	--	(20)	nm*
Operating income	**$ 156**	**$ 157**	**$ (1)**	(1)%

*nm – not meaningful

year. This decrease primarily reflects an increase in working capital, due in part, to margin calls on corn futures contracts of approximately $20 million and $8 million of energy credit receivables relating to a co-generation facility in Stockton, Calif., partially offset by a reduction in inventories. The Company will continue to hedge its corn purchases through the use of corn futures contracts and, accordingly, will be required to make or be entitled to receive cash deposits for margin calls depending upon the movement in the market price for corn. The cash provided from operations was used to fund most of the Company's 2001 investing and financing activities. The remainder of the investing and financing activities were funded with proceeds from net borrowings of $46 million. Listed below are the Company's primary investing and financing activities for 2001 (in millions):

- Capital expenditures	$ 94
- Payments to acquire additional business (primarily Korea and Thailand)	79
- Dividends paid	23
- Payments on debt	83
- Proceeds from borrowings	129

In February 2002, the minority interest shareholders in Arancia Corn Products, S.A. de C.V. ("Arancia"), our Mexican subsidiary, exercised their right to require the Company to purchase the remaining minority interest in Arancia. Accordingly, in March 2002, the Company purchased the remaining minority interest in Arancia for approximately $42 million in cash and common stock.

On February 5, 2002, the Company sold its Beloit, Wisconsin-based Enzyme Bio-Systems Ltd. subsidiary ("EBS") to Genencor International, Inc. ("Genencor") for approximately $35 million cash (including working capital). Concurrently, the Company entered into a 7-year supply agreement with Genencor, whereby the Company will purchase enzymes to be used in its manufacturing process at market prices. The sale of EBS will not have a material impact on the Company's financial statements.

The Company expects that its operating cash flows and borrowing availability under its credit facilities will be more than sufficient to fund its anticipated capital expenditures, dividends and other investing and/or financing strategies.

RISK AND UNCERTAINTIES

The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. In each country where we conduct business, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. The Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results. The Company also has policies to manage other financial risks discussed below.

Commodity costs. The Company's finished products are made primarily from corn. Purchased corn accounts for between 40 percent and 65 percent of finished product costs. In North America, the Company sells a large portion of its finished product at firm prices established in supply

Net cash flows. A summary of operating cash flows is shown below:

(in millions)	2001	2000
Net income	$ 57	$ 48
Depreciation and amortization	127	135
Income from non-consolidated affiliates	(14)	(1)
Foreign currency transaction (gains) losses	8	(1)
Deferred taxes	2	15
Minority interest in earnings	9	18
Changes in working capital	(16)	(1)
Other	(2)	(25)
Cash provided from operations	$ 171	$ 188

contracts, which extend for up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, the Company enters into corn futures contracts or takes hedging positions in the corn futures market. From time to time, the Company may also enter into anticipatory hedges. These contracts typically mature within one year. At expiration, the Company settles the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures the Company is hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished product under long-term, firm-priced supply contracts are not material.

The Company's hedging instruments generally relate to contracted firm-priced business. Based on the Company's overall commodity hedge exposure at December 31, 2001, a hypothetical 10-percent change in market rates applied to the fair value of the instruments would have no material impact on the Company's earnings, cash flows, financial position or fair value of commodity price and risk-sensitive instruments over a one-year period.

International operations and foreign exchange. For more than 70 years, the Company has operated a multinational business subject to the risks inherent in operating in foreign countries, with foreign currencies. The Company's non-US operations are subject to foreign currency exchange fluctuations, as well as to political, economic and other risks, such as those previously described in "Recent Developments and Outlook" section pertaining to Argentina and Mexico.

Because the Company primarily sells world commodities, it believes that local prices will adjust relatively quickly to offset the effect of a local devaluation. The Company generally does not enter into foreign currency hedging transactions. However, the Company may occasionally hedge commercial transactions and certain liabilities that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction.

Interest rate exposure. Approximately 33 percent of the Company's borrowings are fixed rate bonds and loans. The remaining 67 percent of the Company's borrowings are at floating interest rates of which approximately 10 percent are long-term loans and 57 percent are short-term credit facilities. Should short-term rates change, this could affect our interest cost. A hypothetical increase of 1 percentage point in the weighted average interest rate for 2001 would have increased interest expense and lowered pretax income for 2001 by approximately $4 million.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

In response to the SEC's Release No. 33 – 8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we identified the most critical accounting principles upon which the financial statements are based and that involve the most complex or subjective decisions and assessments. These policies relate to hedging activities; goodwill and other intangible assets; and, property, plant and equipment and depreciation. We disclose these accounting policies in the notes to the consolidated financial statements. The MD&A should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report to Stockholders.

NEW ACCOUNTING STANDARDS

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133" ("SFAS 138"). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities, and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, the Company recorded a cumulative-effect-type credit of $14 million (net of income taxes of $8 million) to accumulated other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. The provisions of SFAS 142 are required to be applied effective January 1, 2002. Except for the requirement to discontinue the recording of goodwill amortization (which approximated $11 million annually) at this time, the Company believes the adoption of SFAS 142 will not have a material effect on the consolidated financial statements.

Additionally, in June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The Company is required to adopt SFAS 143 on January 1, 2003. The impact of the adoption of SFAS 143, if any, is not expected to be significant.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). While SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it changes the criteria required to be met to classify an asset as held for sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and, among other things, broadens reporting for discontinued operations to include a component of an entity, rather than just a segment of a business. The Company is required to adopt the provisions of SFAS 144, effective January 1, 2002. Management does not expect the adoption of SFAS 144 to have a material impact on the consolidated financial statements.

Forward-Looking Statements

This Annual Report contains forward-looking statements concerning the Company's financial position, business and future earnings and prospects, in addition to other statements using words such as anticipate, believe, plan, estimate, expect, intend and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on factors such as the following: fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies, energy costs and availability and changes in regulatory controls regarding quotas, tariffs, taxes and biotechnology issues; and increased competitive and/or customer pressure in the corn-refining industry. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of risk factors, see the Company's most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q or 8-K.

THE MANAGEMENT OF CORN PRODUCTS INTERNATIONAL, INC. is responsible for the financial and operating information contained in this Annual Report, including the financial statements covered by the independent auditors' report. The statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, informed estimates and judgments.

The Company maintains systems of accounting and internal control designed to provide reasonable assurance that assets are safeguarded against loss, and that transactions are executed and recorded properly so as to ensure that the financial records are reliable for preparing financial statements.

Elements of these control systems include the establishment and communication of accounting and administrative policies and procedures, the selection and training of qualified personnel and continuous programs of internal audits.

The Company's financial statements are reviewed by its Audit Committee, which is composed entirely of independent outside directors. This Committee meets periodically with the independent auditors and management to review the scope and results of the annual audit, interim reviews, internal controls, internal auditing and financial reporting matters. The independent auditors have direct access to the Audit Committee.

James W. Ripley
Chief Financial Officer
January 22, 2002

The Board of Directors and Stockholders of Corn Products International, Inc.:

We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and its subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as of January 1, 2001.

KPMG LLP

Chicago, Illinois
January 22, 2002

Consolidated Statements of Income

CORN PRODUCTS INTERNATIONAL, INC. – Consolidated Statements of Income

Year Ended December 31 (in millions, except per share amounts)	2001	2000	1999
Net sales before shipping and handling costs	$ 2,034	$ 2,036	$ 1,880
Less: Shipping and handling costs	147	171	145
Net sales	1,887	1,865	1,735
Cost of sales	1,588	1,559	1,450
Gross profit	**299**	**306**	**285**
Selling, general and administrative costs	148	135	134
Special charges	--	20	--
Earnings from non-consolidated affiliates and other income	(15)	(5)	(6)
	133	**150**	**128**
Operating income	**166**	**156**	**157**
Financing costs – net	64	54	35
Income before income taxes and minority interest	102	102	122
Provision for income taxes	36	36	43
Minority interest in earnings	9	18	5
Net income	**$ 57**	**$ 48**	**$ 74**
Weighted average common shares outstanding:			
Basic	35.3	35.3	37.3
Diluted	35.5	35.3	37.4
Basic and diluted earnings per common share:			
Net income per common share	$ 1.60	$ 1.35	$ 1.98

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. – Consolidated Balance Sheets

As of December 31 (in millions, except share and per share amounts)	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 65	$ 41
Accounts receivable – net	279	274
Inventories	201	232
Prepaid expenses	10	8
Total current assets	**555**	**555**
Property, plant and equipment, at cost		
Land	92	91
Buildings	326	372
Machinery and equipment	2,328	2,452
	2,746	2,915
Less accumulated depreciation	(1,453)	(1,508)
	1,293	1,407
Goodwill and other intangible assets (less accumulated amortization of $26 and $16)	283	313
Deferred tax asset	20	2
Investments	41	28
Other assets	35	34
Total assets	**$ 2,227**	**$ 2,339**
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings and current portion of long-term debt	$ 444	$ 267
Accounts payable	143	136
Accrued liabilities	88	83
Total current liabilities	**675**	**486**
Non-current liabilities	50	47
Long-term debt	312	453
Deferred income taxes	186	185
Minority interest in subsidiaries	147	208
Stockholders' equity		
Preferred stock – authorized 25,000,000 shares – $0.01 par value, none issued	--	--
Common stock – authorized 200,000,000 shares – $0.01 par value – 37,659,887 issued at December 31, 2001 and 2000	1	1
Additional paid-in capital	1,073	1,073
Less: Treasury stock (common stock; 2,253,578 and 2,391,913 shares in 2001 and 2000, respectively) at cost	(56)	(60)
Deferred compensation – restricted stock	(3)	(3)
Accumulated other comprehensive loss	(333)	(183)
Retained earnings	175	132
Total stockholders' equity	**857**	**960**
Total liabilities and stockholders' equity	**$ 2,227**	**$ 2,339**

See notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss) and Stockholders' Equity

CORN PRODUCTS INTERNATIONAL, INC. – Consolidated Statements of Comprehensive Income (Loss)

Year Ended December 31 (in millions)	2001	2000	1999
Net income	$ 57	$ 48	$ 74
Other comprehensive income (loss):			
Gain (loss) on cash flow hedges:			
Cumulative effect of adoption of SFAS 133, net of income taxes of $8 million	14	--	--
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $11 million	(21)	--	--
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $7 million	(13)	--	--
Currency translation adjustment	(130)	(63)	(72)
Comprehensive income (loss)	$ (93)	$ (15)	$ 2

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. – Consolidated Statements of Stockholders' Equity

(in millions)	Common Stock	Additional Paid-In Capital	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
Balance, December 31, 1998	$ 1	$ 1,072	$ (1)	$ (2)	$ (48)	$ 37
Net income						74
Dividends declared						(13)
Issuance of restricted common stock as compensation		1				
Purchase of treasury stock			(19)			
Currency translation adjustment					(72)	
Balance, December 31, 1999	$ 1	$ 1,073	$ (20)	$ (2)	$ (120)	$ 98
Net income						48
Dividends declared						(14)
Issuance of restricted common stock as compensation			1	(1)		
Issuance of common stock in connection with acquisition			3			
Purchase of treasury stock			(44)			
Currency translation adjustment					(63)	
Balance, December 31, 2000	$ 1	$ 1,073	$ (60)	$ (3)	$ (183)	$ 132
Net income						57
Dividends declared						(14)
Cumulative effect of adoption of SFAS 133, net of income taxes of $8 million					14	
Unrealized gains (losses) on cash flow hedges, net of income tax effect of $11 million					(21)	
Amount of (gains) losses on cash flow hedges reclassified to earnings, net of income tax effect of $7 million					(13)	
Issuance of common stock on exercise of stock options			4			
Currency translation adjustment					(130)	
Balance, December 31, 2001	$ 1	$ 1,073	$ (56)	$ (3)	$ (333)	$ 175

See notes to the consolidated financial statements.

CORN PRODUCTS INTERNATIONAL, INC. – Consolidated Statements of Cash Flows

Year Ended December 31 (in millions)	**2001**	**2000**	**1999**
Cash provided by (used for) operating activities:			
Net income	$ 57	$ 48	$ 74
Non-cash charges (credits) to net income:			
Depreciation and amortization	127	135	122
Deferred income taxes	2	15	5
Minority interest in earnings	9	18	5
Earnings from non-consolidated affiliates	(14)	(1)	(1)
Foreign currency transaction (gains) losses	8	(1)	2
Changes in trade working capital:			
Accounts receivable and prepaid expenses	(30)	3	(21)
Inventories	20	(12)	(23)
Accounts payable and accrued liabilities	(6)	8	40
Other	(2)	(25)	2
Cash provided by operating activities	171	188	205
Cash provided by (used for) investing activities:			
Capital expenditures	(94)	(143)	(162)
Proceeds from disposal of plants and properties	2	1	9
Payments for acquisitions, net of cash acquired	(79)	(120)	(118)
Cash used for investing activities	(171)	(262)	(271)
Cash provided by (used for) financing activities:			
Payments on debt	(83)	(135)	(181)
Proceeds from borrowings	129	267	281
Dividends paid	(23)	(14)	(13)
Issuance (repurchase) of common stock	4	(44)	(19)
Cash provided by financing activities	27	74	68
Effects of foreign exchange rate changes on cash	(3)	--	3
Increase in cash and cash equivalents	24	--	5
Cash and cash equivalents, beginning of period	41	41	36
Cash and cash equivalents, end of period	$ 65	$ 41	$ 41

See notes to the consolidated financial statements.

Note 1 – Description of the Business

Corn Products International, Inc. (the "Company") was founded in 1906 and became an independent and public company as of December 31, 1997, after being spun off from CPC International Inc. ("CPC"). The Company operates domestically and internationally in one business segment, corn refining, and produces a wide variety of products.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation – The consolidated financial statements include all significant subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These reclassifications had no effect on previously recorded net income or stockholders' equity.

Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported in stockholders' equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. Where the US dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2001, 2000 and 1999, the Company incurred foreign currency transaction (gains) losses of $8 million, ($1 million) and $2 million, respectively.

Cash and cash equivalents – Cash equivalents consist of all instruments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

Inventories – Inventories are stated at the lower of cost or net realizable value. Costs are determined using the first-in, first-out (FIFO) method.

Investments – Investments in the common stock of affiliated companies, over which the Company does not exercise significant influence, are accounted for under the cost method and are carried at cost or less. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss, less dividends received. The Company would recognize a loss on these investments when there is a loss in value of an investment, which is other than a temporary decline.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation – Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from 10 to 50 years for buildings and 3 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events and circumstances indicate that the net book value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced and an impairment loss would be recognized.

Goodwill and other intangible assets – Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill and other identifiable intangible assets are amortized using the straight-line method over their estimated useful or legal lives, not exceeding 40 years. The carrying values of goodwill and intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. Negative operating results and negative cash flows from operations, among other factors, could be indicative of the impairment of assets. If this review indicates that carrying values will not be recoverable, the Company's carrying values would be reduced.

Recently issued accounting standards – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 stipulates that goodwill should no longer be amortized and should instead be subject to an annual impairment assessment. The provisions of SFAS 142 are required to be applied effective January 1, 2002. Except for the requirement to discontinue the recording of goodwill amortization (which approximates $11 million annually) at this time, the Company believes the adoption of SFAS 142 will not have a material effect on the consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). While SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it changes the criteria required to be met to classify an asset as held for sale. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and, among other things, broadens reporting for discontinued operations to include a component of an entity, rather than just a segment of a business. The Company is required to adopt the provisions of SFAS 144, effective January 1, 2002. Management does not expect the adoption of SFAS 144 to have a material impact on the consolidated financial statements.

Revenue recognition – The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to customers. This generally occurs upon the date of shipment, except in the case of consigned inventories where title passes and the transfer of ownership risk occurs when the goods are used by the customer. Shipping and handling costs are separately reported on the face of the Statements of Income and are deducted in arriving at net sales. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 further defines the basic principles of revenue recognition and was adopted by the Company on October 1, 2000. The adoption of SAB No. 101 did not have a material effect on the consolidated financial statements.

Hedging instruments – Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133" ("SFAS 138"). SFAS 133 and 138 establish standards for recognition and measurement of derivatives and hedging activities and require that all derivative instruments be recorded on the balance sheet at their respective fair values. Upon adoption, the Company recorded a cumulative-effect-type credit of $14 million (net of income taxes of $8 million) to other comprehensive income (loss), to recognize at fair value all derivatives that were designated as hedges of variable cash flows of certain forecasted transactions.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company enters into futures contracts, which are designated as hedges of specific volumes of commodities (corn and natural gas), that will be purchased and processed in a future month. These readily marketable exchange-traded futures contracts are recognized on the December 31, 2001, consolidated balance sheet at their fair value. On the date the derivative futures contract is entered into, the Company designates the futures contract as a hedge of variable cash flows of certain forecasted purchases of corn or natural gas used in the manufacturing process ("a cash flow" hedge). The Company formally documents all relationships between the futures contracts, which serve as the hedging instruments and the hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all futures contracts that are designated as cash-flow hedges to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the futures contracts that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a futures contract is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. Changes in the fair value of a futures contract that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, net of applicable income taxes, and recognized in the consolidated statement of income when the finished goods produced using the hedged item are sold. The maximum term over which the Company hedges exposures to the variability of cash flows for commodity price risk is 12 months.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

Summary of Significant Accounting Policies (continued)

Earnings per common share – Basic earnings per common share is computed by dividing net income by the weighted average number of shares outstanding that totaled 35.3 million for 2001 and 2000, and 37.3 million for 1999. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effects of stock options outstanding. The weighted average number of shares outstanding for diluted EPS were 35.5 million, 35.3 million and 37.4 million for 2001, 2000 and 1999, respectively. In 2001, 2000 and 1999, options to purchase 1,001,666, 1,829,366 and 1,054,800 shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.

Risk and uncertainties – The Company operates domestically and internationally in one business segment. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risk in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results.

Note 3 – Recent Events

In response to political and economic uncertainties in Argentina, the Argentine government established a currency exchange holiday between December 20, 2001, and January 11, 2002. On January 6, 2002, the Argentine government announced a devaluation of its currency and established an "official" exchange rate to be used in settling import/export transactions only. All other transactions are subject to a "free" rate that was initially established with the reopening of a trading market on January 11, 2002.

The devaluation of the Argentine peso gave rise to the recognition of an additional other comprehensive loss of approximately $90 million for 2001, which is included in the accumulated other comprehensive loss account within the stockholders' equity section of the consolidated balance sheet. The Company also recognized a $7 million foreign currency transaction loss ($4.6 million, net of income taxes) in the fourth quarter of 2001 pertaining to certain US-dollar-denominated import/export bank indebtedness owed by the Argentine subsidiary.

RECENT EVENTS (CONTINUED)

The devaluation of the Argentine currency and other economic and policy developments in Argentina could have an impact on the Company's financial position and operating results in future periods, and such effects could be significant. For example, the Company would recognize an additional foreign currency transaction loss in the event that the settlement rate applicable to the US-dollar-denominated import/export indebtedness of the Argentine subsidiary increases above the current official rate for settlement of these transactions. Additionally, continued weakening of the Argentine peso relative to the US dollar could result in the recognition of additional foreign currency translation losses in accumulated other comprehensive income and a reduction in the Company's total stockholders' equity.

On January 1, 2002, the Mexican Congress passed a value-added tax on beverages sweetened with high fructose corn syrup (HFCS). The tax effectively ended the use of HFCS for beverages in Mexico. In response to the imposition of this tax, the Company suspended production of HFCS-55 at its San Juan del Rio plant, one of its four plants in Mexico. Management is seeking a repeal of this tax. In the event the tax is not repealed, the Company's financial position, as well as its future operating results and cash flows, could be adversely affected.

NOTE 4 – ACQUISITIONS

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), which supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within the scope of SFAS 141 be accounted for using only the purchase method. The provisions of SFAS 141 became effective for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material effect on the Company's consolidated financial statements.

During 2000, the Company completed a multi-step transaction through the acquisition of a controlling interest in Industrias de Maiz S.A. ("IMASA") of Argentina. Upon completion of the transaction, the Company controls approximately 73 percent of its Southern Cone businesses, which include IMASA, Productos de Maiz of Argentina, as well as its businesses in Chile and Uruguay. The Company paid $83 million cash to acquire net assets with a fair value of $14 million, consisting of $124 million of assets and $110 million of liabilities. Goodwill of $69 million was recorded.

In October of 1998, the Company entered into certain agreements to purchase its then 49-percent owned non-consolidated affiliate, Arancia S.A. de C.V. ("Aranica"), in a series of three transactions that would be completed over the next several years. In accordance with the agreements, on December 2, 1998, the Company completed the first in the series of transactions by acquiring a controlling interest in Arancia and began to consolidate this business in its financial statements. On January 18, 2000, the Company completed the second in the series of transactions by increasing its ownership in Arancia to 90 percent for $41 million, consisting of cash and common stock. The series of transactions have been accounted for under the purchase method. The Company has the option to acquire, and the minority interest shareholders have the option to require the Company to acquire, the remaining minority interest in Aranica prior to December 31, 2003, for approximately $35 million plus interest from December 2, 1998. Future installment payments are reflected as minority interest in subsidiaries and accrue interest at the same rate as the Company's US credit facility, which was 2.22 percent, 7.02 percent and 6.52 percent at December 31, 2001, 2000 and 1999, respectively.

ACQUISITIONS (CONTINUED)

During 1999, the Company acquired the corn wet-milling business of Bang-IL Industrial Co., Ltd., a Korean corporation, through an asset purchase for $65 million in cash. The results of the business are included in the accompanying financial statements from the first quarter of 1999. The fair value of the net assets of Bang-IL was $41 million, consisting of $42 million of assets and $1 million of liabilities. Goodwill of $24 million was recorded. In December 1999, the Company combined its business with the corn-refining business of Doosan Corporation, also a Korean corporation, by contributing its interest in Bang-IL and paying $47 million in cash in exchange for a 50-percent interest in the combined business, Doosan Corn Products Korea, Inc. ("DCPK"). The fair value of the net liabilities acquired from Doosan Corporation was $69 million, consisting of $74 million of assets and $143 million of liabilities. Goodwill of $116 million was recorded. The Company accounts for its Korean operations as a consolidated subsidiary, since it has a controlling interest in the combined company. On January 5, 2001, the Company increased its ownership interest in DCPK from 50 percent to 75 percent for $65 million in cash. The Company recorded $10 million of goodwill related to this purchase. Beginning in 2005, the Company will have the option to acquire, and the minority interest shareholders will have the right to require the Company to acquire, the 25-percent ownership interest in DCPK currently held by the minority interest shareholders.

Also, on March 2, 2001, the Company acquired a controlling 60-percent interest in a small starch and sweetener company in Thailand. In January 2002, the Company increased its ownership interest to 70 percent. Additionally, in the second quarter of 1999, the Company increased its ownership of its Pakistan affiliate to approximately 70 percent by purchasing an additional 19-percent interest.

All of the Company's acquisitions were accounted for under the purchase method. Had the acquisitions described above occurred at the beginning of the respective years, the effect on the Company's financial statements would not have been significant.

NOTE 5 – JOINT MARKETING COMPANY

On December 1, 2000, the Company and Minnesota Corn Processors, LLC ("MCP") consummated an operating agreement to form CornProductsMCP Sweeteners LLC ("CPMCP"), a joint marketing company that, effective January 1, 2001, began distributing throughout the United States sweeteners supplied from the Company and MCP. CPMCP is owned equally by the Company and MCP through membership interests, providing each company with a 50-percent voting interest in CPMCP. Additionally, CPMCP's Board of Directors is composed of an equal number of representatives from both members. The Company accounts for its interest in CPMCP as a non-consolidated affiliate using the equity method of accounting.

Both the Company and MCP continue to own and operate their respective production facilities and sell all US production of certain designated sweeteners to CPMCP for exclusive distribution in the United States. Additionally, any designated sweetener production from the Company's operations in Canada and Mexico that is sold in the United States is distributed through CPMCP. Sales to CPMCP are made at predetermined market-related prices.

Joint Marketing Company (continued)

Sales to CPMCP are recognized at the time that title to the goods and all risks of ownership transfer to CPMCP. The Company eliminates 100 percent of the profit associated with sales to CPMCP until the risk of ownership and title to the product pass from CPMCP to its customers.

The Company records its share of CPMCP's net earnings as earnings from a non-consolidated affiliate. The amount recorded represents the Company's allocated share of the net earnings of CPMCP, based upon the percentage of designated product volumes supplied to CPMCP by the Company, as compared to the total designated product volumes supplied to CPMCP by the Company and the venture partner, MCP.

The following table summarizes the Company's transactions with CPMCP for 2001:

(in millions)		
Sales to CPMCP	$	416
Purchases from CPMCP		23
Commission expense to CPMCP		2
Fees and charges from CPMCP		14
Receivables due from CPMCP at December 31		36
Payables due to CPMCP at December 31		3

Summarized financial information for CPMCP at December 31, 2001, and for the year then ended is shown below:

(in millions)		
Current assets	$	100
Non-current assets		3
Total assets	$	103
Current liabilities	$	74
Total equity		29
Total liabilities and equity	$	103

(in millions)		
Net sales	$	782
Gross profit		38
Net income	$	27

Note 6 – Special Charges

In 2000, the Company recorded a $20 million charge pertaining to a workforce reduction program and the write-off of non-productive assets. The charges consisted of $17.5 million for severance, pension and other post-employment benefit costs associated with the workforce reduction and $2.5 million related to the write-off of certain capital projects. The workforce reduction program affected approximately 266 employees, 109 of whom were located in the United States. The workforce reduction principally affected employees in US sales and business development, as well as employees in North America and South America manufacturing operations and included the integration of the Southern Cone sales and administrative functions following the IMASA acquisition. As of December 31, 2000, all 266 of the employees affected by the workforce reduction program had terminated employment with the Company.

As of December 31, 2000, the Company had utilized the entire $20 million accrual, $17.5 million for employee separation costs and $2.5 million related to the write-off of certain capital projects.

NOTE 7 – FINANCIAL INSTRUMENTS, DERIVATIVES AND HEDGING ACTIVITIES

Fair value of financial instruments

The carrying values of cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate fair values. The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities. Based on market quotes or interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities, the fair value of long-term debt, including the current portion of long-term debt, at December 31, 2001 and 2000, was $594 million and $508 million, respectively.

Derivatives

The Company uses derivative financial instruments to manage the exposure to price risk related to corn and natural gas purchases used in the manufacturing process. The Company does not enter into derivative instruments for any purpose other than cash flow hedging purposes. That is, the Company does not speculate using derivative instruments.

The derivative financial instruments that the Company uses in its management of commodity-price risk consist of open futures contracts and options traded through regulated commodity exchanges. By using derivative financial instruments to hedge exposures to changes in commodity prices, the Company exposes itself to market risk. Market risk is the adverse effect on the value of a financial instrument that results from a change in commodity prices. The market risk associated with commodity-price contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The Company maintains a commodity-price risk management strategy that uses derivative instruments to minimize significant unanticipated earnings fluctuations caused by commodity-price volatility. The manufacturing of the Company's products requires a significant volume of corn and natural gas. Price fluctuations in corn and natural gas cause market values of corn inventory to differ from its cost and the actual purchase price of corn and natural gas to differ from anticipated prices.

The Company periodically enters into futures and option contracts for a portion of its anticipated corn and natural gas usage over the next 12 months, in order to hedge the price risk associated with fluctuations in market prices. The contracts limit the unfavorable effect that price increases will have on corn and natural gas purchases. All of the Company's futures and option contracts have been designated as cash flow hedges.

Unrealized gains and losses associated with marking the corn and natural gas futures and option contracts to market are recorded as a component of other comprehensive income (loss) and included in the stockholders' equity section of the consolidated balance sheet as part of accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the month in which the related corn or natural gas is used or in the month a hedge is determined to be ineffective.

The Company assesses the effectiveness of a hedge with a corn or natural gas futures or option contract, based on changes in the contract's intrinsic value. The changes in the market value of such contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in the price of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are not significant.

FINANCIAL INSTRUMENTS, DERIVATIVES AND HEDGING ACTIVITIES (CONTINUED)

At December 31, 2001, the Company's accumulated other comprehensive income (loss) account included $20 million of unrealized losses, net of a $10 million tax benefit, related to derivative instruments that hedge the anticipated cash flows from future transactions, which are expected to be recognized in earnings within the next 12 months. Transactions and events expected to occur over the next 12 months, which will necessitate reclassifying these derivatives' losses to earnings, include the sale of finished goods inventory that includes previously hedged purchases of raw corn. There were no cash flow hedges discontinued during the year.

NOTE 8 – FINANCING ARRANGEMENTS

The Company had total debt outstanding of $756 million and $720 million at December 31, 2001 and 2000, respectively. Short-term borrowings consist primarily of amounts outstanding under the Company's 5-year-$340 million unsecured US revolving-credit facility, which expires in December 2002, and borrowings under various unsecured local country operating lines of credit.

As of December 31, short-term borrowings consist of the following:

(in millions)	2001	2000
Borrowings in various currencies (2.95% - 28.00%)	$ 154	$ 196
Current portion of long-term debt	290	71
Total	$ 444	$ 267

In 1999, the Company filed a shelf registration with the Securities and Exchange Commission for borrowings of up to $600 million. In 1999, the Company issued $200 million of 8.45% senior notes under the shelf registration.

Long-term debt consists of the following at December 31:

(in millions)	2001	2000
US revolving-credit facility, due December 2002 (2.33%)	$ 277	$ 209
8.45% senior notes, due 2009	200	200
Korean term loans, due 2002-2004, (6.81 - 9.21%)	62	--
Canadian term loans, due 2005 (3.31 - 3.34%)	57	27
Others, due in varying amounts through 2008, fixed and floating interest rates ranging from 1.00% - 17.93%	6	88
Total	$ 602	$ 524
Less current maturities	290	71
Long-term debt	$ 312	$ 453

Maturities of long-term debt are $12 million in 2003, $81 million in 2004, $19 million in 2005, $- million in 2006 and $200 million in 2007 and thereafter.

NOTE 9 – LEASES

The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $21.1 million, $20.4 million and $17.8 million in 2001, 2000 and 1999, respectively. Minimum lease payments due on leases existing at December 31, 2001, are shown below:

(in millions)	Year	Minimum Lease Payment
	2002	$ 17.6
	2003	14.6
	2004	11.4
	2005	9.3
	2006	7.7
	Balance thereafter	9.2

NOTE 10 – INCOME TAXES

Income before income taxes and the components of the provision for income taxes are shown below:

(in millions)	2001	2000	1999
Income (loss) before income taxes:			
United States	$ (9)	$ (10)	$ 11
Outside the United States	111	112	111
Total	**$ 102**	**$ 102**	**$ 122**
Provision for income taxes:			
Current tax expense			
US federal	$ 2	$ 1	$ 6
State and local	2	1	1
Foreign	30	19	31
Total current	**$ 34**	**$ 21**	**$ 38**
Deferred tax expense (benefit)			
US federal	$ (6)	$ (4)	$ (6)
State and local	(1)	(1)	(1)
Foreign	9	20	12
Total deferred	**$ 2**	**$ 15**	**$ 5**
Total provision	**$ 36**	**$ 36**	**$ 43**

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2001 and 2000, respectively, are attributable to:

(in millions)	2001	2000
Plants and properties	$ 186	$ 201
Gross deferred tax liabilities	186	201
Employee benefit reserves	14	10
Pensions	3	3
Hedging/derivative contracts	11	--
Other	--	13
Gross deferred tax assets	28	26
Valuation allowance	(8)	(8)
Total deferred tax liabilities	**$ 166**	**$ 183**

Income Taxes (continued)

The Company maintained a valuation allowance of $8 million at December 31, 2001 and 2000, as it is more likely than not that certain foreign net operating loss carry forwards will not be fully utilized to offset taxable income.

A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

	2001	2000	1999
Provision for tax at US statutory rate	35.0%	35.0%	35.0%
Taxes related to foreign income	(0.1)	(2.2)	(3.0)
State and local taxes – net	0.4	1.8	(0.1)
Non-deductible goodwill	1.0	1.1	1.0
Other items – net	(1.3)	(0.7)	2.1
Provision at effective tax rate	35.0%	35.0%	35.0%

Provisions are made for estimated US and foreign income taxes, less credits that may be available on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $395 million of undistributed earnings of foreign subsidiaries at December 31, 2001, as such amounts are considered permanently reinvested.

Note 11 – Benefit Plans

The Company and its subsidiaries sponsor non-contributory defined benefit pension plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company's general funding policy is to make contributions to the plans in amounts that are within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company's policy in those countries is to make the contribution required by the terms of the applicable plan. Domestic plan assets consist primarily of common stock, corporate debt securities and short-term investment funds.

Domestic salaried employees are covered by a defined benefit "cash balance" pension plan, which provides benefits based on service and company credits to the participating employees' accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

The Company also provides healthcare and life insurance benefits for retired employees in the United States and Canada. US salaried employees are provided with access to postretirement medical insurance through Retirement Health Care Spending Accounts. US salaried employees accrue an account during employment, which can be used after employment to purchase postretirement medical insurance from the Company and Medigap or Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount and indexed for inflation annually during employment. The accounts also accrue interest credits using a rate equal to a specified amount above the yield on 5-year Treasury notes. Employees can use the amounts accumulated in these accounts, including credited interest, to purchase postretirement medical insurance. Employees become eligible for benefits when they meet minimum age and service requirements. The Company recognizes the cost of these postretirement benefits by accruing a flat dollar amount on an annual basis for each domestic salaried employee. The Company has the right to modify or terminate these benefits. Healthcare benefits for retirees outside the United States and Canada are generally covered through local government plans.

BENEFIT PLANS (CONTINUED)

Pension plans – Net pension cost (income) consisted of the following for the years ended December 31, 2001, 2000 and 1999:

(in millions)	US Plans 2001	US Plans 2000	US Plans 1999	Non-US Plans 2001	Non-US Plans 2000	Non-US Plans 1999
Service cost	$ 2	$ 2	$ 2	$ 2	$ 1	$ 1
Interest cost	4	4	4	3	3	3
Expected return on plan assets	(5)	(6)	(5)	(4)	(4)	(4)
Charges due to salaried voluntary severance program	--	(2)	--	--	--	--
Net pension cost	$ 1	$ (2)	$ 1	$ 1	$ --	$ --

The changes in benefit obligations and plan assets during 2001 and 2000, as well as the funded status and the amounts recognized in the Company's consolidated balance sheets related to the Company's pension plans at December 31, 2001 and 2000, were as follows:

(in millions)	US Plans 2001	US Plans 2000	Non-US Plans 2001	Non-US Plans 2000
Benefit obligation				
At January 1	$ 52	$ 57	$ 55	$ 52
Service cost	2	2	2	1
Interest cost	4	4	3	3
Benefits paid	(1)	(1)	(2)	(2)
Actuarial loss	4	1	--	2
Curtailments	--	3	--	--
Settlements	(9)	(14)	--	--
Amendments	1	--	--	--
Foreign currency exchange	--	--	(3)	(1)
Benefit obligation at December 31	$ 53	$ 52	$ 55	$ 55
Fair value of plan assets				
At January 1	$ 55	$ 64	$ 56	$ 53
Actual return on plan assets	(4)	5	1	5
Employer contributions	1	--	1	1
Benefits paid	(10)	(14)	(3)	(2)
Foreign currency exchange	--	--	(3)	(1)
Fair value of plan assets at December 31	$ 42	$ 55	$ 52	$ 56
Funded status	$ (11)	$ 3	$ (3)	$ 1
Unrecognized net actuarial loss (gain)	(3)	(16)	7	2
Unrecognized prior service cost	4	3	1	1
Net prepaid pension asset (liability)	$ (10)	$ (10)	$ 5	$ 4

Included in the pension benefits above are nonqualified pension plans. For these nonqualified plans, both the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $4 million as of December 31, 2001, and $5 million as of December 31, 2000. For qualified plans in the United States, the projected benefit obligation and accumulated benefit obligation exceeded the fair value of plan assets by $7 million and by $4 million, respectively, as of December 31, 2001.

BENEFIT PLANS (CONTINUED)

The following weighted average assumptions were used to determine the Company's obligations under the pension plans:

	US Plans			Non-US Plans		
	2001	2000	1999	2001	2000	1999
Discount rates	7.5%	8.0%	8.0%	6.5%	6.5%	6.5%
Rate of compensation increase	4.5%	5.0%	5.0%	4.5%	4.5%	4.5%
Expected return on plan assets	9.0%	9.5%	9.5%	8.5%	8.5%	8.5%

The Company and certain of its subsidiaries maintain defined contribution plans. Contributions are determined by matching a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $5.5 million, $5.6 million and $4.4 million in 2001, 2000 and 1999, respectively.

Postretirement benefit plans – Net postretirement benefit costs consisted of the following for the years ended December 31, 2001, 2000 and 1999:

(in millions)	2001	2000	1999
Service cost	$ 1	$ 1	$ 1
Interest cost	2	1	1
Net amortization and deferral	--	--	(1)
Voluntary separation program	--	2	--
Net postretirement benefit costs	$ 3	$ 4	$ 1

The Company's postretirement benefit plans currently are not funded. The changes in the benefit obligations of the plans during 2001 and 2000, and the amounts recognized in the Company's consolidated balance sheets at December 31, 2001 and 2000, were as follows:

(in millions)	2001	2000
Accumulated postretirement benefit obligation		
At January 1	$ 26	$ 21
Service cost	1	1
Interest cost	2	1
Actuarial (gain) loss	(1)	1
Amendments	1	--
Curtailments	--	2
Accumulated postretirement benefit obligation		
At December 31	$ 29	$ 26
Unrecognized net actuarial (loss) gain	2	(3)
Unrecognized prior service cost	(2)	4
Accrued postretirement benefit costs	$ 29	$ 27

Annual increases in the per capita cost of healthcare benefits of 9 percent were assumed for 2001 and 2002 for healthcare-related postretirement benefits, declining to 5.0 percent by the year 2010 and remaining at that level thereafter. An increase in the assumed healthcare cost trend rate by 1 percentage point increases the accumulated postretirement benefit obligation at December 31, 2001, by $3 million, while a decrease in the rate by 1 percentage point decreases the obligation by $2 million, with a corresponding effect on the service and interest cost components of the net periodic postretirement benefit cost for the year then ended of $0.3 million.

The accumulated postretirement benefit obligation for US plans was determined using an assumed discount rate of 7.5 percent and 8 percent at December 31, 2001 and 2000, respectively. The accumulated postretirement benefit obligation at December 31, 2001 and 2000, for Canadian plans was determined using an assumed discount rate of 6.5 percent.

NOTE 12 – SUPPLEMENTARY INFORMATION

Balance Sheet – Supplementary information is set forth below:

(in millions)	2001	2000
Accounts receivable – net		
Accounts receivable – trade	$ 234	$ 260
Accounts receivable – other	52	21
Allowance for doubtful accounts	(7)	(7)
Total accounts receivable – net	**$ 279**	**$ 274**
Inventories		
Finished and in process	$ 91	$ 100
Raw materials	75	95
Manufacturing supplies	35	37
Total inventories	**$ 201**	**$ 232**
Accrued liabilities		
Compensation expenses	$ 11	$ 10
Dividends payable	4	4
Accrued interest	8	11
Taxes payable on income	14	10
Taxes payable other than taxes on income	14	15
Other	37	33
Total accrued liabilities	**$ 88**	**$ 83**
Non-current liabilities		
Employees' pension, indemnity, retirement, and other	$ 48	$ 45
Other non-current liabilities	2	2
Total non-current liabilities	**$ 50**	**$ 47**

Income Statement – Supplementary information is set forth below:

(in millions)	2001	2000	1999
Financing costs			
Interest expense	$ 59	$ 59	$ 38
Interest income	(3)	(4)	(5)
Foreign currency transaction losses (gains)	8	(1)	2
Financing costs – net	**$ 64**	**$ 54**	**$ 35**

Statements of Cash Flow – Supplementary information is set forth below:

(in millions)	2001	2000	1999
Interest paid	$ 62	$ 70	$ 27
Income taxes paid	30	34	29

Note 13 – Stockholders' Equity

Preferred stock and stockholders' rights plan

The Company has authorized 25 million shares of $0.01 par value preferred stock, of which 1 million shares were designated as Series A Junior Participating Preferred Stock for the stockholders' rights plan. Under this plan, each share of the Corn Products International common stock carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if a person or group acquires or announces a tender offer that would result in the acquisition of 15 percent or more of the Corn Products International common stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a stockholder holding at least 15 percent of the Company's outstanding voting securities, each full right will entitle a holder to buy a number of the acquiring company's shares having a value of twice the exercise price of the right. Alternatively, if a 15-percent stockholder engages in certain self-dealing transactions or acquires the Company in such a manner that Corn Products International and its common stock survive, or if any person acquires 15 percent or more of the Corn Products International common stock, except pursuant to an offer for all shares at a fair price, each full right not owned by a stockholder holding at least 15 percent of the Company's outstanding voting securities may be exercised for Corn Products International common stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 15 percent or more of its voting securities. Unless redeemed earlier, the rights will expire on December 31, 2007.

Treasury stock

The Company purchased on the open market 1,865,400 and 419,900 shares of its common stock at an average purchase price of $23.91 and $27.23 per share, during 2000 and 1999, respectively. Additionally, in 1999, the Company acquired 231,350 shares in a single block trade for $32.77 per share, or the average market price on the date of purchase. Also, the Company retired 22,905, 18,335 and 6,382 shares of its common stock to treasury during 2001, 2000 and 1999, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $27.92, $23.10 and $30.15, or fair value at the date of purchase, during 2001, 2000 and 1999, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

During 2001, the Company issued, from treasury, 19,930 restricted common shares and 141,310 common shares upon the exercise of stock options under the stock incentive plan. During 2000, the Company issued, from treasury, 99,842 restricted common shares and 16,585 common shares upon the exercise of stock options under the stock incentive plan. Also, the Company issued 78,794 common shares from treasury in connection with the second step of the Arancia acquisition.

On January 21, 2000, the Company's Board of Directors authorized an increase in the stock repurchase program from the previously authorized 2 million shares to 6 million shares of common stock over a 5-year period. At both December 31, 2001 and 2000, 2,549,650 shares had been repurchased under this program at a total cost of approximately $64 million.

STOCKHOLDERS' EQUITY (CONTINUED)

Set forth below is a reconciliation of common stock share activity for the years ended December 31, 1999, 2000 and 2001.

(Shares of common stock, in thousands)	Issued	Held in Treasury	Outstanding
Balance at December 31, 1998	37,611	51	37,560
Issuance of restricted stock as compensation	47	(3)	50
Stock options exercised	2	(1)	3
Purchase/acquisition of treasury stock	--	656	(656)
Balance at December 31, 1999	37,660	703	36,957
Issuance in connection with acquisition	--	(79)	79
Issuance of restricted stock as compensation	--	(100)	100
Stock options exercised	--	(17)	17
Purchase/acquisition of treasury stock	--	1,884	(1,884)
Balance at December 31, 2000	37,660	2,391	35,269
Issuance of restricted stock as compensation	--	(19)	19
Stock options exercised	--	(141)	141
Purchase/acquisition of treasury stock	--	23	(23)
Balance at December 31, 2001	37,660	2,254	35,406

Stock incentive plan

The Company has established a stock incentive plan for certain key employees. In addition, following the spin-off from CPC, all existing CPC stock options held by Company employees were converted to stock options to acquire Corn Products International common stock. These stock options retain their original vesting schedules and expiration dates. The Company granted additional nonqualified options to purchase 546,300, 805,500 and 413,000 shares of the Company's common stock during 2001, 2000 and 1999, respectively. These options are exercisable upon vesting, which occurs in 50-percent increments at the one and two-year anniversary dates of the date of grant. As of December 31, 2001, certain of these nonqualified options have been forfeited due to the termination of employees.

In addition to stock options, the Company awards shares of restricted stock to certain key employees. The cost of these awards is being amortized over the applicable restriction periods.

The Company accounts for stock-based compensation using the intrinsic value method. On a pro forma basis, assuming the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been $54 million or $1.52 per share in 2001, $44 million or $1.25 per share in 2000 and $69 million or $1.85 per share in 1999. For purposes of this pro forma disclosure under SFAS 123, the estimated fair market value of the awards is amortized to expense over the applicable vesting period.

The fair value of the awards was estimated at the grant dates using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.88 percent, 5.98 percent and 5.67 percent in 2001, 2000 and 1999, respectively; volatility factor of 1.42 percent, 8.28 percent and 35 percent in 2001, 2000 and 1999, respectively; and a weighted average expected life of the awards of 7.4 years, 7.84 years and 5 years in 2001, 2000 and 1999, respectively. A dividend yield of 1.13 percent and 1.38 percent was assumed for 2001 and 2000, respectively. No dividends were assumed for 1999.

The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

STOCKHOLDERS' EQUITY (CONTINUED)

A summary of stock option and restricted stock transactions for the last three years follows:

(shares in thousands)	Stock Option Shares	Stock Option Price Range	Weighted Average Exercise Price	Shares of Restricted Stock
Outstanding at January 1, 1999	1,479	$ 13.06 to 32.31	$ 29.24	122
Granted	413	26.87	26.87	51
Exercised/vested	(3)	20.76 to 22.55	21.47	(18)
Cancelled	(11)	26.87 to 32.31	31.59	(1)
Outstanding at December 31, 1999	1,878	13.06 to 32.31	28.72	154
Granted	806	22.75 to 27.41	25.39	93
Exercised/vested	(17)	20.76 to 22.55	21.47	(46)
Cancelled	(114)	26.87 to 32.31	28.89	(7)
Outstanding at December 31, 2000	2,553	13.06 to 32.31	27.71	194
Granted	546	27.78 to 32.31	28.71	26
Exercised/vested	(141)	13.06 to 32.31	25.40	(31)
Cancelled	(54)	22.75 to 32.31	27.55	(19)
Outstanding at December 31, 2001	**2,904**	**$ 13.90 to 32.31**	**$ 28.05**	**170**

The following table summarizes information about stock options outstanding at December 31, 2001:

(shares in thousands)	Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Options Exercisable	Weighted Average Exercise Price
	$ 13.90 to 16.1563	61	$ 15.41	2.9	61	$ 15.40
	16.1564 to 19.3875	3	16.39	3.2	3	16.39
	19.3876 to 22.6188	152	20.94	4.2	152	20.94
	22.6189 to 25.8500	436	23.11	7.6	271	23.33
	25.8501 to 29.0813	1,266	27.92	8.4	547	27.11
	29.0814 to 32.3125	986	32.31	6.0	986	32.31
		2,904	$ 28.05	7.1	2,020	$ 28.31

The number of options exercisable at December 31, 2000 and 1999, was 1.38 million and 692,000, respectively. The weighted average fair value of options granted during 2001, 2000 and 1999, was $7.72, $7.05 and $26.87, respectively.

NOTE 14 – SEGMENT INFORMATION

The Company operates in one business segment, corn refining, and is managed on a geographic regional basis. Its North America operations include corn-refining businesses in the United States, Canada and Mexico and its non-consolidated equity interest in CPMCP. Also included in this group is the North American enzyme business. Its Rest of World operations have been separated into South America and Asia/Africa. Previously, such operations were combined and reported as Rest of World. Prior year information is presented for comparability purposes. The Company's South America operations include corn-refining businesses in Brazil, Argentina, Colombia, Chile, Ecuador and Uruguay. The Company's Asia/Africa operations include corn-refining businesses in Korea, Pakistan, Malaysia, Thailand and Kenya.

SEGMENT INFORMATION (CONTINUED)

(in millions)	2001	2000	1999
Sales to unaffiliated customers[a]:			
North America	$ 1,212	$ 1,157	$ 1,240
Rest of World			
South America	440	460	364
Asia/Africa	235	248	131
Total	**$ 1,887**	**$ 1,865**	**$ 1,735**
Operating income[b]:			
North America	$ 62	$ 74	$ 93
Rest of World			
South America	68	61	49
Asia/Africa	45	54	29
Corporate	(14)	(13)	(14)
Non-recurring earnings	5	--	--
Special charges	--	(20)	--
Total	**$ 166**	**$ 156**	**$ 157**
Total assets[c]:			
North America	$ 1,430	$ 1,396	$ 1,439
Rest of World			
South America	489	647	450
Asia/Africa	308	296	328
Total	**$ 2,227**	**$ 2,339**	**$ 2,217**
Depreciation and amortization:			
North America	$ 87	$ 93	$ 92
Rest of World			
South America	28	29	24
Asia/Africa	12	13	6
Total	**$ 127**	**$ 135**	**$ 122**
Capital expenditures:			
North America	$ 52	$ 104	$ 120
Rest of World			
South America	28	28	36
Asia/Africa	14	11	6
Total	**$ 94**	**$ 143**	**$ 162**

Notes:

[a]Sales between segments for each of the periods presented represented less than 0.6 percent of total sales and are therefore not presented.

[b]Includes earnings from non-consolidated affiliates accounted for under the equity method as follows: North America – $13 million in 2001; South America – $1 million in each of 2001, 2000 and 1999.

[c]Includes investments in non-consolidated affiliates accounted for under the equity method as follows: North America – $13 million at December 31, 2001; South America – $4 million at December 31, 2001, and $3 million at both December 31, 2000 and 1999.

SEGMENT INFORMATION (CONTINUED)

The following table presents net sales to unaffiliated customers by country of origin:

Year Ended December 31 (in millions)	Net Sales 2001	2000	1999
United States	$ 599	$ 629	$ 692
Mexico	390	359	359
Canada	224	169	189
Brazil	200	256	217
Korea	155	172	58
Argentina	100	95	48
Others	219	185	172
Total	$ 1,887	$ 1,865	$ 1,735

The following table presents long-lived assets by country:

At December 31 (in millions)	Long-lived Assets 2001	2000	1999
United States	$ 434	$ 446	$ 471
Mexico	457	464	431
Canada	151	163	165
Brazil	131	145	153
Korea	186	188	216
Argentina	135	242	88
Others	158	134	151
Total	$ 1,652	$ 1,782	$ 1,675

UNAUDITED QUARTERLY FINANCIAL DATA

Summarized quarterly financial data is as follows:

(in millions, except per share amounts)	1st QTR	2nd QTR	3rd QTR	4th QTR
2001				
Net sales before shipping and handling costs	$ 499	$ 521	$ 506	$ 508
Less: Shipping and handling costs	44	39	32	32
Net sales	$ 455	$ 482	$ 474	$ 476
Gross profit	75	73	84	67
Net income	13	15	20	9
Basic earnings per common share	$ 0.36	$ 0.43	$ 0.55	$ 0.26*
Diluted earnings per common share	$ 0.36	$ 0.43	$ 0.55	$ 0.26*
2000				
Net sales before shipping and handling costs	$ 482	$ 516	$ 524	$ 514
Less: Shipping and handling costs	38	42	45	46
Net sales	$ 444	$ 474	$ 479	$ 468
Gross profit	78	85	73	70
Net income	4	19	13	12
Basic earnings per common share	$ 0.10	$ 0.55	$ 0.36	$ 0.34
Diluted earnings per common share	$ 0.10	$ 0.55	$ 0.36	$ 0.34

*Includes a $7 million ($4.6 million, net of tax, or $0.13 per common share) foreign currency transaction loss, related to the Argentine currency devaluation (see Note 3).

COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low and closing market prices of the common stock and common stock cash dividends.

	1st QTR	2nd QTR	3rd QTR	4th QTR
2001				
Market price range of common stock				
High	$ 29.19	$ 32.00	$ 33.64	$ 37.00
Low	24.85	24.50	27.65	27.30
Close	25.66	32.00	28.73	35.25
Dividends declared per common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10
2000				
Market price range of common stock				
High	$ 33.00	$ 27.25	$ 27.25	$ 29.50
Low	22.44	22.63	19.00	22.00
Close	24.06	26.50	22.75	29.06
Dividends declared per common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10

The number of shareholders of the Company's stock at December 31, 2001, was approximately 12,000.

Supplemental Financial Information

Nine-Year Financial Highlights*

(in millions, except per share amounts)	2001	2000	1999	1998	1997	1996	1995	1994	1993
Summary of operations									
Net sales	$ 1,887	$ 1,865	$ 1,735	$ 1,448	$ 1,418	$ 1,524	$ 1,387	$ 1,385	$ 1,243
Restructuring and spin-off charges – net	--	13	--	--	83	--	(23)	12	--
Net income (loss) as previously reported	57	48	77	43	(75)	23	135	100	99
Adjustment for effect of a change in accounting for inventories	--	--	(3)	--	(1)	2	1	(2)	2
Net income (loss) as adjusted	57	48	74	43	(76)	25	136	98	101
Basic earnings per common share:									
Net income as previously reported	$ 1.60	$ 1.35	$ 2.06	$ 1.19	$ (2.10)	$ 0.64	$ 3.79	$ 2.81	$ 2.78
Adjustment for effect of a change in accounting for inventories	--	--	(0.08)	(0.01)	(0.03)	0.06	0.03	(0.06)	0.06
Net income as adjusted	$ 1.60	$ 1.35	$ 1.98	$ 1.18	$ (2.13)	$ 0.70	$ 3.82	$ 2.75	$ 2.84
Cash dividend declared per common share	$ 0.40	$ 0.40	$ 0.36	$ 0.16	--	--	--	--	--
Balance sheet data									
Working capital	$ (120)	$ 69	$ 104	$ 46	$ (83)	$ 151	$ 33	$ 113	$ 44
Plants and properties – net	1,293	1,407	1,349	1,298	1,057	1,057	920	830	792
Total assets	2,227	2,339	2,217	1,956	1,676	1,676	1,315	1,214	1,121
Total debt	756	720	544	404	350	350	363	294	209
Stockholders' equity	857	960	1,030	1,059	992	1,033	606	555	491
Shares outstanding, year end	35.4	35.3	36.9	37.6	35.6	--	--	--	--
Statistical data									
Depreciation and amortization	$ 127	$ 135	$ 122	$ 95	$ 95	$ 88	$ 82	$ 80	$ 78
Capital expenditures	94	143	162	91	100	192	188	145	122
Maintenance and repairs	82	78	84	67	69	61	65	65	57
Total employee costs	194	195	192	131	142	170	164	149	177

*All periods prior to 2000 have been retroactively restated to reflect the change in accounting for inventories effective January 1, 2000.

Note: 1997 and prior per share amounts are pro forma and have been computed by dividing net income (loss) by the shares outstanding, which were 35.6 million at December 31, 1997, the spin-off and distribution date. For the purpose of this calculation, the shares outstanding at December 31, 1997, were assumed to be outstanding for all periods prior.

BOARD OF DIRECTORS

Richard J. Almeida[2]
Former Chairman and Chief Executive Officer
Heller Financial, Inc.

Ignacio Aranguren-Castiello[4]
Chairman
Arancia Corn Products, S.A. de C.V.

Alfred C. DeCrane, Jr.[1, 3]
Former Chairman and Chief Executive Officer
Texaco Inc.

Guenther E. Greiner[1, 3]
President
International Corporate Consultancy LLC

Ronald M. Gross[2]
Chairman Emeritus, Former Chairman and Chief Executive Officer
Rayonier, Inc.

Karen L. Hendricks[2]
Former Chairman, President and Chief Executive Officer
Baldwin Piano & Organ Company

Richard G. Holder[1]
Former Chairman and Chief Executive Officer
Reynolds Metals Company

Bernard H. Kastory[3, 4]
Professor, Department of Management & Business
Skidmore College

William S. Norman[2, 3]
President and Chief Executive Officer
Travel Industry Association of America

James M. Ringler[1]
Vice Chairman
Illinois Tool Works Inc.

Konrad Schlatter[4]
Former Chairman and Chief Executive Officer
Corn Products International, Inc.

Samuel C. Scott III
Chairman, President and Chief Executive Officer
Corn Products International, Inc.

Clifford B. Storms[1]
Private Attorney

[1]Audit Committee
[2]Compensation and Nominating Committee
[3]Corporate Responsibility Committee
[4]Finance Committee

CORPORATE OFFICERS

Samuel C. Scott III
Chairman, President and Chief Executive Officer

VICE PRESIDENTS

Cheryl K. Beebe
Treasurer

Marcia E. Doane
General Counsel and Corporate Secretary

Jorge L. Fiamenghi
President South America Division

Jack C. Fortnum
President US Region

Jeffrey B. Hebble
President Asia/Africa Division

James J. Hirchak
Human Resources

Eugene J. Northacker
President North America Division

James W. Ripley
Chief Financial Officer

Richard M. Vandervoort
Strategic Business Development, Investor Relations, and Government and Regulatory Affairs

CONTROLLER

Robin A. Kornmeyer

CORPORATE HEADQUARTERS

Corn Products International, Inc.
6500 South Archer Avenue
Bedford Park, Illinois 60501-1933
(708) 563-2400

Corporate Address Effective
May 2002:
5 Westbrook Corporate Center
Westchester, Illinois 60154

INTERNET ADDRESS

www.cornproducts.com

Shareholder Information

Reports and Publications
Copies of the Annual Report, Form 10-K and Form 10-Q may be obtained by written request to: Jennifer Woomer Dinehart, Director, Corporate Communications, at the corporate headquarters' address, by calling (708) 563-5399 or by visiting the Company's web site.

Institutional Investor Inquiries
Security analysts and investors seeking information about Corn Products International, Inc. may contact Richard M. Vandervoort by writing to the corporate headquarters' address or by calling (708) 563-6824.

Registrar and Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(201) 324-0498 or (800) 446-2617

Stockholder Inquiries
Inquiries regarding dividend payments, loss or non-receipt of a dividend check, stock transfers (including name changes, gifts and inheritance), lost stock certificates, Form 1099 information and address changes should be directed to the Registrar and Transfer Agent as listed above.

Independent Auditors
KPMG LLP
303 East Wacker Drive
Chicago, Illinois 60601
(312) 665-1000

Stock Exchange Listing
The Company is listed on the New York Stock Exchange under the symbol CPO.




CornProducts
INTERNATIONAL

NET WEIGHT 100 POUNDS (45.4 KGS.)
INDUSTRIAL CORN STARCH

3005